Exhibit 99.3

IDC 5 Speen Street Framingham, MA 01701 (508) 872-8200 www.idc.com
Requested By: Meghan Mizoras
For Client: Deutsche Bank
Approving Analyst(s): Karsten Weide
Disclosure Form
IDC grants Deutsche Bank permission to make public statements, including in filings with the United States Securities and Exchange Commission, that are consistent with the following:
According to IDC, a leading independent research firm, online advertising spending in the U.S. reached $27.2 billion in 2008 and is projected to increase to $43.3 billion by 2013.
Source:
IDC, Worldwide and U.S. Internet Advertising 2009-2013 Forecast and Analysis, #218271, June 2009
It is understood by both IDC and Deutsche Bank that the IDC information will not be sold.
It is further understood that IDC will be credited as the source of the IDC-approved content. The original IDC publication date will also be noted.

10.13.09 Date